PETIQ	Donnelley Financial	VDI-W7-PR3-0400 12.2.12	ADG russb0cm	07-Jul-2017 00:28 EST		317694 FS 1	24*
DRS		CHW		23-Jun-2017 17:26 EST	COMP	PS PMT	1C



200FSFJk$7taLjJti

As filed with the Securities and Exchange Commission on July ___, 2017

Registration No. 333-218955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT

Under
The Securities Act of 1933

PetIQ, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	5122	35-2554312
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

500 E. Shore Drive, Suite 120
Eagle, Idaho 83616
208-939-8900

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

McCord Christensen
Chief Executive Officer
PetIQ, Inc.
500 E. Shore Drive, Suite 120
Eagle, Idaho 83616
208-939-8900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

James J. Junewicz, Esq.	Christopher D. Lueking, Esq.
Christina T. Roupas, Esq.	Stelios G. Saffos, Esq.
Winston & Strawn LLP	Latham & Watkins LLP
35 West Wacker Drive	330 North Wabash Avenue, Suite 2800
Chicago, Illinois 60601	Chicago, Illinois 60611
(312) 558-5600	(312) 876-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE [1][2]	AMOUNT OF REGISTRATION FEE [3]
Class A common stock, $0.001 par value per share	$ 97,750,000	$ 1,477.73

[1] Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

[2] Includes 850,000 shares of Class A common stock subject to the underwriters' option to purchase additional shares of Class A common stock.

[3] Takes into account $9,851.50 previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

200FSFJk$7yy8=LMa

| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | 07-Jul-2017 09:46 EST | | 317694 COV 1 | 17* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP g76j19-1.0 | PS PMT | 4C |

SUBJECT TO COMPLETION, DATED JULY [   ], 2017

PRELIMINARY PROSPECTUS

5,666,667 Shares



PetIQ, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of PetIQ, Inc. We are offering 5,666,667 shares of our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. We anticipate that the initial public offering price will be between $14.00 and $16.00 per share. We have applied to list our Class A common stock on the NASDAQ Global Market under the symbol "PETQ."

Investing in our Class A common stock involves substantial risk. See "Risk Factors" beginning on page 20 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an "emerging growth company" under the U.S. federal securities laws and will be subject to reduced public company reporting requirements.

	PER SHARE	TOTAL
Public offering price	$	$
Underwriters' discounts and commissions [1]	$	$
Proceeds to PetIQ, before expenses	$	$

[1] We refer you to "Underwriting" beginning on page 110 of this prospectus for additional information regarding underwriting compensation.

Delivery of the shares of common stock is expected to be on or about   , 2017. We have granted the underwriters an option for a period of 30 days to purchase an additional 850,000 shares of our common stock to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commission payable by us will be $ and the total proceeds to us, before expenses, will be $.

Joint Book-Running Managers

Jefferies   **William Blair**

Co-Managers

Oppenheimer & Co.   **Raymond James**   **SunTrust Robinson Humphrey**

Prospectus dated   , 2017


200FSFJk$7uMvg4t2

| PETIQ | Donnelley Financial | NC8600AC691612 12.2.12 | ADG russb0cm | 07-Jul-2017 02:00 EST | 317694 ROM 3 | 8* |
| DRS | | START PAGE | CHW | 23-Jun-2017 17:26 EST COMP | PS PMT | 1C |

BASIS OF PRESENTATION

In connection with the closing of this offering, we will effect certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions, which we refer to collectively as the "Transactions," and this offering. See "The Transactions" for a description of the Transactions and a diagram depicting our organizational structure after giving effect to the Transactions and this offering.

As used in this prospectus, unless the context otherwise requires, references to:

■ "we," "us," "our," the "Company," "PetIQ" and similar references refer: (i) following the consummation of the Transactions and this offering, to PetIQ, Inc., a Delaware corporation, and, unless otherwise stated, all of its subsidiaries, including PetIQ Holdings, LLC, a Delaware limited liability company, which we refer to as "HoldCo," and PetIQ, LLC, an Idaho limited liability company, which we refer to as "OpCo," and, unless otherwise stated, all of its subsidiaries and (ii) on or prior to the completion of the Transactions and this offering, to HoldCo and, unless otherwise stated, all of its subsidiaries.

■ "Certain Sponsors" refer to, collectively, Eos Capital Partners IV, L.P., Eos Partners, L.P., and Highland Consumer Fund 1-B Limited Partnership, which prior to the Transactions are the owners of the Sponsor Corps and will contribute the Sponsor Corps to us in exchange for 5,615,981 shares of Class A common stock and $28.6 million of preference notes (the "Certain Sponsor Preference Notes") in connection with the consummation of this offering. The Certain Sponsors are affiliated with Eos Partners and Porchlight Equity Partners. See "Prospectus Summary—Our Equity Sponsors."

■ "Sponsor Corps" refer to, collectively, ECP IV TS Investor Co., Eos TS Investor Co. and HCP—TS Blocker Corp, each an owner of HoldCo prior to the Transactions that will become our wholly owned subsidiary after giving effect to the Transactions. The Certain Sponsors, prior to the Transactions, are the owners of the Sponsor Corps.

■ "Continuing LLC Owners" refer to the owners of HoldCo prior to the Transactions (other than the Sponsor Corps and the Employee Owners) who will exchange certain LLC interests for an aggregate of $23.8 million of preference notes (the "Continuing LLC Owner Preference Notes" and, together with the Certain Sponsor Preference Notes, the "Preference Notes") and an aggregate of 8,401,521 shares of Class B common stock, continue to own LLC Interests after the Transactions and who may, following the consummation of this offering, exchange their LLC Interests and Class B common stock for shares of our Class A common stock as described in "Certain Relationships and Related Party Transactions—HoldCo Agreement." The Continuing LLC owners includes entities affiliated with Porchlight Equity Partners and Clarke Capital Partners. See "Prospectus Summary—Our Equity Sponsors."

■ "Employee Owners" refer to certain of our employees who will exchange certain LLC interests for 419,102 shares of Class A common stock.

■ "LLC Interests" refer to the single class of newly issued common membership interests of HoldCo.

PetIQ is a holding company and will be the sole managing member of HoldCo. HoldCo is a holding company and the sole member of OpCo and has no operations and no assets other than the equity interests of OpCo. Upon the completion of this offering and the application of proceeds therefrom, PetIQ's principal asset will be LLC Interests of HoldCo held directly and indirectly. OpCo is the predecessor of the issuer, PetIQ, for financial reporting purposes. PetIQ will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

■ *PetIQ.* Other than the balance sheets, dated as of March 31, 2017, December 31, 2016 and February 29, 2016, the historical financial information of PetIQ has not been included in this prospectus. This entity has no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus.

■ *OpCo.* As we will have no other interest in any operations other than those of OpCo and its subsidiaries, the historical consolidated financial information included in this prospectus is that of OpCo and its subsidiaries.


200FSFJk$7xT8Hct,

| PETIQ | Donnelley Financial | NC8600AC691586 12.2.12 | ADG whitd0cm | 07-Jul-2017 06:20 EST | | 317694 TX 9 | 12* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

of True Science Delaware Holdings, LLC, a Delaware limited liability company, which was formed in May 2012 and renamed PetIQ Holdings, LLC, which we refer to as HoldCo, in February 2016 to better reflect our pet-centric business. HoldCo is the sole member of PetIQ, LLC, an Idaho limited liability company and our predecessor for financial reporting purposes, and has no operations and no assets other than the equity interests of OpCo. Our principal executive office is located at 500 E. Shore Dr., Suite 120, Eagle, ID 83616, and our telephone number is 1-208-939-8900. Our corporate website address is www.petiq.com. We do not incorporate the information on or accessible through any of our websites into this prospectus, and you should not consider any information on, or that can be accessed through, our websites as part of this prospectus.

Our Equity Sponsors

Eos Partners, L.P. ("Eos") is an alternative investment firm that actively invests in the private equity, credit and public equity markets. Eos targets lower middle market companies in a number of sectors including consumer, healthcare, financial services, energy and business and media services. Immediately following the consummation of this offering, Eos will own approximately 45.4% of our Class A common stock and 26.4% of the total voting power, or 42.3% and 25.5%, respectively if the underwriters' option to purchase additional shares of Class A common stock is exercised in full.

Clarke Capital Partners ("Clarke Capital") is a family office investment firm focused on early stage and growth equity businesses. Clarke Capital's targeted sectors include consumer, technology and media and business services. Immediately following the consummation of this offering, Clarke Capital will own approximately 11.6% of our Class B common stock and 4.8% of the total voting power, or 11.8% and 4.7%, respectively, if the underwriters' option to purchase additional shares of Class A common stock is exercised in full.

Porchlight Equity Partners ("Porchlight") is a private equity firm focused on business services and consumer companies. Immediately following the consummation of this offering, Porchlight will own approximately 2.6% of our Class A common stock, approximately 17.5% of our Class B common stock and 8.8% of the total voting power, or 2.4%, 17.8% and 8.5%, respectively, if the underwriters' option to purchase additional shares of Class A common stock is exercised in full.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in net sales during our last fiscal year, we qualify as an "emerging growth company" as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include:

- an option to present only two years of audited financial statements and only two years of related management's discussion and analysis in the registration statement of which this prospectus is a part;
- an exemption from compliance with the requirement for auditor attestation of the effectiveness of our internal control over financial reporting for so long as we qualify as an emerging growth company;
- an exemption from compliance with any requirement that the Public Company Accounting Oversight Board ("PCAOB") may adopt regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;
- an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;
- reduced disclosure about our executive compensation arrangements; and
- exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: the last day of the year in which we have $1.07 billion or more in annual net sales; the date we qualify as a "large accelerated filer," with at least



200FSFJk$7w!mYPt?

| PETIQ | Donnelley Financial | VDI-W7-PR3-0428 12.2.12 | ADG millt0cm | 07-Jul-2017 05:40 EST | | 317694 TX 11 | 16* |
| DRS | START PAGE | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

THE OFFERING

Issuer in this offering . . . . PetIQ, Inc.

Class A common stock offered by us . . . 5,666,667 shares (or 6,516,667 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Underwriters' option to purchase additional shares of Class A common stock . . . . We have granted the underwriters an option for a period of 30 days to purchase up to 850,000 additional shares of Class A common stock.

Shares of Class A common stock to be outstanding after this offering . . . . . . 11,701,750 shares (or 12,551,750 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Shares of Class B common stock to be outstanding after this offering . . . . . . 8,401,521 shares (or 8,268,187 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock), all of which will be owned by the Continuing LLC Owners. See "Use of Proceeds."

Total shares of common stock to be outstanding after this offering . . . . . . 20,103,271 shares (or 20,819,937 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting rights . . . . Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law. Each share of Class A common stock and Class B common stock will entitle its holder to one vote per share on all such matters. See "Description of Capital Stock."

Voting power held by investors in this offering after giving effect to this offering . . . . 28.2% (or 31.3%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by Certain Sponsors after giving effect to this offering . . . 27.9% (or 27.2% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by all holders of Class A common stock after giving effect to this offering . . . . 58.2% (or 60.3%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by the Continuing LLC Owners (all holders of Class B common stock after giving effect to this offering) . . . . 41.8% (or 39.7%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).


200FSFJk$7w$!X@t]

PETIQ	Donnelley Financial	VDI-W7-PR3-0428 12.2.12	ADG millt0cm	07-Jul-2017 05:44 EST		317694 TX 12	15*
DRS			CHW	23-Jun-2017 17:26 EST	COMP	PS PMT	1C

Voting power held by the Continuing LLC Owners, Certain Sponsors and Employee Owners after giving effect to this offering	71.8% (or 68.7%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Ratio of shares of Class A common stock to LLC Interests	Our amended and restated certificate of incorporation and the Sixth Amended and Restated Limited Liability Company Agreement of HoldCo (the "HoldCo Agreement"), each of which will become effective prior to this offering, will require that at all times (i) we maintain a ratio of one LLC Interest owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities) and (ii) HoldCo maintain (x) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us and (y) a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing LLC Owners and the number of LLC Interests owned by the Continuing LLC Owners. This construct is intended to result in the Continuing LLC Owners having a voting interest in PetIQ that is substantially the same as the Continuing LLC Owners' percentage economic interest in HoldCo. The Continuing LLC Owners will own all of our outstanding Class B common stock.
Use of proceeds	The gross proceeds to us from this offering will be $85.0 million, assuming the shares are offered at $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus).
	We intend to use the gross proceeds of this offering to (i) pay off the Preference Notes in the aggregate amount of $52.5 million and (ii) purchase 2,169,167 newly issued LLC Interests from HoldCo at a purchase price per interest equal to $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus). The Preference Notes will become due and payable upon the consummation of this offering and accrue interest at a rate of two percent per annum.
	We intend to cause HoldCo to use the proceeds from the sale of the LLC Interests: (i) to pay the underwriting discounts and commissions in connection with this offering, (ii) to pay fees and expenses of approximately $4.5 million in connection with the Transactions and this offering and (iii) to utilize approximately $22.1 million for general corporate purposes. See "Use of Proceeds" and "The Transactions" for additional information.
	In the event the option to purchase additional Class A shares is exercised, the Company will purchase 66,667 shares of Class B common stock from each of Christensen Ventures, LLC and Adcock Ventures LLC at a price per share equal to the initial public offering price per share of Class A common stock. Any remaining proceeds will be used for general corporate purposes.


200FSFJk$7uSeZvt[

PETIQ   Donnelley Financial   VDI-W7-PR3-0058 12.2.12   ADG druma0cm   07-Jul-2017 02:09 EST   317694 TX 12.1   2*
DRS   CHW   23-Jun-2017 17:26 EST   COMP   PS   PMT   1C

Exchange rights of holders of LLC
  Interests . . . .   The Continuing LLC Owners will have the right, from time to time following this offering and subject to the terms of the HoldCo Agreement, to exchange all or a portion of their LLC Interests, along with a corresponding number of shares of our Class B common stock, for newly issued shares of Class A common stock on a one-for-one basis, subject to customary adjustments, including for stock splits, stock dividends and reclassifications. Our board of directors, which



PETIQ	Donnelley Financial	VDI-W7-PR3-0428 12.2.12	ADG millt0cm	07-Jul-2017 05:40 EST		317694 TX 13	16*
DRS			CHW	23-Jun-2017 17:26 EST	COMP	PS PMT	1C

will include directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, may, at its option, instead cause HoldCo to make a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Interest exchanged (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the HoldCo Agreement. See "Certain Relationships and Related Party Transactions—HoldCo Agreement."

Registration Rights Agreement . . . . Pursuant to the Registration Rights Agreement, we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Class A common stock that are issuable to the Continuing LLC Owners upon exchange of their LLC Interests and the shares of our Class A common stock that are issued to Certain Sponsors in connection with the Transactions. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Dividend policy . . . . Except for the distributions described under "The Transactions," we currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our Class A common stock. Any future determination to pay dividends to holders of Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant. We are a holding company, and substantially all of our operations are carried out by OpCo and its subsidiaries. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. See "Dividend Policy."

Risk factors . . . . Investing in shares of our Class A common stock involves a high degree of risk. See "Risk Factors" beginning on page 19 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our Class A common stock.

Proposed NASDAQ Global Market
  symbol . . . . We have applied to list our Class A common stock on the NASDAQ Global Market under the symbol "PETQ."

Unless otherwise indicated, the number of shares of our Class A common stock to be outstanding after this offering is based on 11,701,750 shares of our Class A common stock outstanding as of March 31, 2017 and excludes:

- 1,914,047 shares of our Class A common stock reserved for future issuance under our 2017 Omnibus Incentive Plan, which will become effective upon completion of this offering; and
- 8,401,521 shares of Class A common stock reserved as of the closing date of this offering for future issuance upon exchange of LLC Interests by the Continuing LLC Owners.



200FSFJk$7s$&kptF

| PETIQ | Donnelley Financial | VDI-W7-PR3-1459 12.2.12 | ADG davip0cm | 06-Jul-2017 23:41 EST | | 317694 TX 13.1 | 2* |
| DRS | | CHW | | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

- the consummation of the Transactions;

- the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our bylaws, which will occur immediately prior to the closing of this offering;

- the consummation of a 1-for-0.23926 stock split of our Class A common stock and Class B common stock; and

- no exercise by the underwriters of their option to purchase up to 850,000 additional shares of Class A common stock in this offering.


200FSFJk$7u=uQPt<

| PETIQ | Donnelley Financial | VDI-W7-PR3-0058 12.2.12 | ADG druma0cm | 07-Jul-2017 02:25 EST | | 317694 TX 14 | 10* |
| DRS | START PAGE | | CHW | 23-Jun-2017 17:26 EST | COMP | PS   PMT | 1C |

THE TRANSACTIONS

The Transactions will be effectuated by a recapitalization agreement by and among PetIQ, HoldCo, the Continuing LLC Owners, the Sponsor Corps and Certain Sponsors (the "Recapitalization Agreement"). See "—Organizational Structure Following This Offering" below for a chart depicting our organizational structure following the consummation of the Transactions and this offering.

Prior to this offering and prior to the contributions described below, the Continuing LLC Owners, the Sponsor Corps and the Employee Owners directly held all of the issued and outstanding interests in HoldCo, and Certain Sponsors held all of the issued and outstanding interests in the Sponsor Corps. Accordingly, Certain Sponsors had an indirect interest in HoldCo equal to the aggregate interest of the Sponsor Corps in HoldCo. The Sponsor Corps were formed in 2012, and they have no assets, liabilities or operations, other than as holding companies owning direct interests in HoldCo.

Contributions

Pursuant to a contribution agreement to be entered into prior to this offering, Certain Sponsors will contribute all of their interests in the Sponsor Corps to PetIQ in exchange for shares of Class A common stock and Certain Sponsor Preference Notes payable by PetIQ. The Certain Sponsor Preference Notes will become immediately due and payable upon the consummation of this offering and will accrue interest at a rate of two percent per annum. Immediately following the contribution of the Sponsor Corps, each Sponsor Corp will become a wholly owned subsidiary of PetIQ. We refer to these contributions as the "Contributions." The Contributions will be effected prior to the time our Class A common stock is registered under the Securities Act and prior to the completion of this offering.

Reclassification

Prior to the completion of this offering, the HoldCo Agreement will be amended and restated to, among other things, modify the capital structure of HoldCo to create a single new class of units, the LLC Interests, which will be allocated to the Sponsor Corps and the Continuing LLC Owners. We refer to this capital structure modification as the "Reclassification."

The Continuing LLC Owners will exchange certain limited liability company interests of Holdco prior to the Recapitalization for Continuing LLC Owner Preference Notes payable by PetIQ and/or shares of Class B common stock and will receive certain LLC Interests. The Continuing LLC Owners will receive one share of Class B common stock for each LLC Interest they hold. The shares of Class B common stock have no economic rights but entitle the holder to one vote per share on matters presented to stockholders of PetIQ. In addition, the Employee Owners will exchange certain limited liability company interests of Holdco prior to the Recapitalization for certain shares of Class A common stock. As a result, following the Contributions and the Reclassification, LLC Interests will be held by the Continuing LLC Owners and by PetIQ, which will hold certain interests indirectly through the Sponsor Corps and the remaining interests directly, which correlate to the number of shares of Class A common stock held by the Employee Owners. All of the shares of Class A common stock that will be outstanding following the Contributions and the Reclassification, but prior to the completion of this offering, will be held by Certain Sponsors and the Employee Owners. The Reclassification will be effected prior to the time our Class A common stock is registered under the Securities Act and prior to the completion of this offering.

Pursuant to the HoldCo Agreement, PetIQ will be designated as the sole managing member of HoldCo. Accordingly, PetIQ will have the right to determine when distributions will be made by HoldCo to its members and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below).

Immediately following the Reclassification, we will be a holding company and our principal asset will be the LLC interests we purchase from the Sponsor Corps and acquire from the Continuing LLC Owners. As the sole


managing member of HoldCo, we will operate and control all of the business and affairs of HoldCo and, through HoldCo and its subsidiaries, conduct our business. Accordingly, although we will have a minority economic interest in HoldCo, we will control the management of, and have a controlling interest in, HoldCo and, therefore, we will be the primary beneficiary of HoldCo. As a result, we will consolidate the financial



PETIQ	Donnelley Financial	VDI-W7-PR3-0058 12.2.12	ADG druma0cm	07-Jul-2017 03:05 EST	317694 TX 16	11*
DRS			CHW	23-Jun-2017 17:26 EST	COMP g13d60-4.0	PS PMT 1C

Organizational Structure Following This Offering

The diagram below depicts our organizational structure immediately following this offering, after giving effect to the Transactions and assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

100% Class B shares 41.8% voting and 0% economic interest in PetIQ

Continuing LLC Owners (41.8%)

Certain Sponsors (27.9%)

Public (28.2%)

Employee Owners (2.1%)

100% Class A shares 58.2% voting and economic interest in PetIQ

Class B Shares   Class A Shares   Class A Shares   Class A Shares

PetIQ

Sponsor Corps (100%)

New LLC Interests 30.3% economic interest

New LLC Interests 27.9% economic interest

New LLC Interests 41.8% economic interest

HoldCo (100%)

OpCo (100%)

TruRX, LLC (100%)

True Science Holdings, LLC (100%)

M & C USA, LLC (100%)

Tru Prodigy, LLC (100%)

Mark and Chappell Limited (100%)

Mark and Chappell (Ireland) Limited (100%)

Prodex D.O.O. (94%)


200FSFJk$7z4=k3M

| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | 07-Jul-2017 10:13 EST | | 317694 TX 17 | 13* |
| DRS | | START PAGE | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present the summary historical consolidated financial and other data for OpCo and its subsidiaries. OpCo is the predecessor of the issuer, PetIQ, for financial reporting purposes.

The summary consolidated statement of operations data for each of the years in the two-year period ended December 31, 2016 and the summary consolidated balance sheet data as of December 31, 2016 and 2015 are derived from the audited consolidated financial statements of OpCo included elsewhere in this prospectus. The summary consolidated statement of operations data for the fiscal quarters ended March 31, 2017 and 2016 and the summary consolidated balance sheet data as of March 31, 2017 are derived from the unaudited consolidated financial statements of OpCo included elsewhere in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. The information set forth below should be read together with the "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

The summary historical consolidated financial and other data of PetIQ have not been presented as PetIQ has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

| | HISTORICAL OPCO | | | |
| | THREE MONTHS ENDED MARCH 31, | | YEAR ENDED DECEMBER 31, | |
	2017	2016	2016	2015
(dollars in thousands, except per share data)				
Consolidated statement of operations data:				
Net sales	$ 67,029	$52,298	$ 200,162	$205,687
Cost of sales	54,829	42,526	167,615	166,529
Gross profit	12,200	9,772	32,547	39,158
Operating expenses				
General and administrative expenses	7,405	8,063	31,845	35,588
Operating income	4,795	1,709	702	3,570
Other expense				
Other expense (income), net	3	(2)	(666)	—
Loss on debt extinguishment	—	993	1,681	1,449
Foreign currency loss (gain), net	49	121	24	(75)
Interest expense	464	901	3,058	3,545
Total other expense	516	2,013	4,097	4,919
Net income (loss)	$ 4,279	$ (304)	$ (3,395)	$ (1,349)
Pro forma weighted average shares of Class A common stock outstanding (unaudited): [1]				
Basic	11,701,750		11,701,750	
Diluted	11,701,750		11,701,750	
Pro forma net (loss) income per Class A common share (unaudited): [1]				
Basic	$ 0.06		$ (0.10)	
Diluted	$ 0.06		$ (0.10)	


200FSFJk$7y&4bJM4

| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | 07-Jul-2017 10:02 EST | | 317694 TX 31 | 18* |
| DRS | | CHW | | 23-Jun-2017 17:26 EST | COMP | PS   PMT | 1C |

in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our Class A common stock, which may reduce its value.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to taxes by the U.S. federal, state and local tax authorities, and our tax liabilities will be affected by the allocation of expenses to differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;
- expected timing and amount of the release of any tax valuation allowances;
- tax effects of stock-based compensation; or
- changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state and local taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Risks Related to This Offering and Ownership of Our Class A Common Stock

Our equity sponsors and management team, individually or in the aggregate, will have significant influence over us and their respective interests may conflict with yours in the future.

After giving effect to the Transactions, our equity sponsors, Eos, Clarke Capital and Porchlight, will beneficially own approximately 45.4%, 0% and 2.8%, respectively, of our outstanding Class A common stock, approximately 0%, 11.6% and 17.5%, respectively, of our outstanding Class B common stock and approximately 26.4%, 4.8% and 8.8%, respectively, of the total voting power. In addition, after giving effect to the Transactions, our directors and executive officers collectively will own approximately 45.9% of our outstanding Class A common stock, approximately 56.2% of our outstanding Class B common stock and approximately 50.2% of the total voting power. As a result, our equity sponsors and founders have, individually or in the aggregate, the ability to significantly influence all matters submitted to our stockholders for approval, including:

- changes to the composition of our board of directors, which has the authority to direct our business and appoint and remove our officers;
- proposed mergers, consolidations or other business combinations; and
- amendments to our certificate of incorporation and bylaws, which govern the rights attached to our shares of common stock.

In addition, two of our directors (Mark First and James Clarke) are affiliated with our equity sponsors.

This concentration of ownership of shares of our Class A common stock could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of shares of our Class A common stock that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our Class A common stock. The interests of our equity sponsors may not always coincide with the interests of the other holders of our Class A common stock. This concentration of ownership may also adversely affect our stock price.

In the ordinary course of their business activities, any one of our equity sponsors and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will provide that none of our equity sponsors, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Each of our equity sponsors also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, any one of our equity sponsors may have an



| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | 07-Jul-2017 09:48 EST | | 317694 TX 33 | 12* |
| DRS | | CHW | | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our industry and our business. Security and industry research analysts do not currently provide research coverage on us, and we cannot assure you that any research analysts will provide research coverage on us or our securities after this offering. If one or more of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock price and trading volume to decline.

Because we have no current plans to pay cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our Class A common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our senior secured credit facilities and other indebtedness we may incur, and such other factors as our board of directors may deem relevant.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution of $11.47 per share based on the initial public offering price of $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus), which is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. In addition, you may also experience additional dilution, or potential dilution, upon future equity issuances to investors or to our employees and directors under our stock option and equity incentive plans. See "Dilution."

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately 113,298,250 shares of Class A common stock authorized but unissued. Our amended and restated certificate of incorporation to become effective immediately prior to the consummation of this offering authorizes us to issue these shares of Class A common stock and options relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under the 2017 Omnibus Incentive Plan. See "Executive Compensation." Any Class A common stock that we issue, including under the 2017 Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A common stock to decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, including sales by any one of our equity sponsors, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of 11,701,750 shares of our Class A common stock outstanding. Of the outstanding shares, the 5,666,667 shares sold or issued in this offering (or 6,516,667 shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 under the Securities Act, may be sold only in compliance with the limitations described in "Shares Eligible for Future Sale."

The remaining outstanding shares of common stock held by our existing owners after this offering will be subject to certain restrictions on resale. We, our executive officers, directors and all our existing stockholders, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our Class A common stock and certain other securities held by them for 180 days following the date of this



| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | 07-Jul-2017 09:49 EST | | 317694 TX 34 | 13* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS   PMT | 1C |

prospectus. Jefferies LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See "Underwriting" for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such 11,701,750 shares (or 12,551,750 shares if the underwriters exercise their option to purchase additional shares in full) will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that each of our equity sponsors will be considered an affiliate 180 days after this offering based on its expected share ownership (consisting of 9,599,055 shares), as well as its board nomination rights. Certain other of our stockholders may also be considered affiliates at that time.

In addition, the Continuing LLC Owners and Certain Sponsors hold registration rights for the sale of 8,401,521 and 5,615,981 shares of our Class A common stock, respectively. Once we register these shares, they will be eligible for resale in the public market, subject only to the lock-up agreements described above and the limitations under Rule 144.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to the 2017 Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 1,914,047 shares of our Class A common stock.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Future offerings of debt securities, which would rank senior to our Class A common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Class A common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our Class A common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Class A common stock. Preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Class A common stock in this offering bear the risk of our future offerings reducing the market price of our Class A common stock and diluting their ownership interest in our Company.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to "emerging growth companies" will make our Class A common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." In particular, while we are an "emerging growth company" (i) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (ii) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor's report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an "emerging growth company" after 2016, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation


200FSFJk$7y&62!M˜

| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | 07-Jul-2017 10:02 EST | | 317694 TX 37 | 17* |
| DRS | START PAGE | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

THE TRANSACTIONS

The Transactions will be effectuated by the Recapitalization Agreement. See "—Organizational Structure Following This Offering" below for a chart depicting our organizational structure following the consummation of the Transactions and this offering. We refer to the consummation of the organizational transactions, including the Contributions and the Reclassification, each as described below, as the "Transactions."

Prior to this offering and prior to the Contributions described below, the Continuing LLC Owners, the Sponsor Corps and the Employee Owners directly held all of the issued and outstanding interests in HoldCo, and Certain Sponsors held all of the issued and outstanding interests in the Sponsor Corps. Accordingly, Certain Sponsors had an indirect interest in HoldCo equal to the aggregate interest of the Sponsor Corps in HoldCo. The Sponsor Corps were formed in 2012, and they have no assets, liabilities or operations, other than as holding companies owning direct interests in HoldCo.

Contributions

Pursuant to a contribution agreement to be entered into prior to this offering, Certain Sponsors will contribute all of their interests in the Sponsor Corps to PetIQ in exchange for Certain Sponsor Preference Notes payable by PetIQ in the aggregate amount of $28.6 million and an aggregate of 5,615,981 shares of Class A common stock (which shares represent the remaining value of each Certain Sponsor's indirect interest in HoldCo immediately prior to the respective contribution after taking into consideration the amount of the applicable Certain Sponsor Preference Note and based on a hypothetical valuation of HoldCo agreed to by the Continuing LLC Owners and the Certain Sponsors). The Certain Sponsor Preference Notes will become due and payable upon the consummation of this offering and will accrue interest at a rate of two percent per annum. Immediately following the contribution of the Sponsor Corps, each Sponsor Corp will become a wholly owned subsidiary of PetIQ and PetIQ will indirectly hold the number of shares of Class A common stock that Certain Sponsors receive in the Contributions. The Contributions will be effected prior to the time our Class A common stock is registered under the Securities Act, and prior to the completion of this offering.

Reclassification

The equity interests of HoldCo currently consist of seven different classes of limited liability company units (Class A, Class B, Class C, Class D, Class E, Class F and Class P). Prior to the completion of this offering, the HoldCo Agreement will be amended and restated to, among other things, modify the capital structure of HoldCo to create a single new class of units, the LLC Interests.

The number of LLC Interests to be allocated to the Sponsor Corps, and therefore indirectly to PetIQ, will be equal to the number of shares of Class A common stock that Certain Sponsors receive in the Contributions after taking into consideration the amount of the applicable Certain Sponsor Preference Note and based on a hypothetical valuation of HoldCo agreed to by the Continuing LLC Owners and the Certain Sponsors. The Continuing LLC Owners (i) will exchange certain limited liability company units for the Continuing LLC Owner Preference Notes payable by PetIQ in the aggregate amount of $23.8 million and (ii) will receive from PetIQ LLC an aggregate of 8,401,521 LLC Interests (which LLC Interests represent the remaining value of each Continuing LLC Owner's interest in HoldCo immediately prior to the Reclassification after taking into consideration the amount of the applicable Continuing LLC Owner Preference Note and based on a hypothetical valuation of HoldCo agreed to by the Continuing LLC Owners and the Certain Sponsors). The Continuing LLC Owner Preference Notes will become due and payable upon the consummation of this offering and will accrue interest at a rate of two percent per annum. In addition, the Employee Owners will exchange certain limited liability company interests for an aggregate of 419,102 shares of Class A common stock. As a result, following the Contributions and the Reclassification, LLC Interests will be held by the Continuing LLC Owners, and by PetIQ, which will hold certain interests indirectly through the Sponsor Corps and the remaining interests directly, which correlate to the number of shares of Class A common stock held by the Employee Owners. The Reclassification will be effected prior to the time our Class A common stock is registered under the Securities Act and prior to the completion of this offering.



| PETIQ | Donnelley Financial | VDI-W7-PR3-0517 12.2.12 | ADG pattj0cm | 06-Jul-2017 23:37 EST | | 317694 TX 38 | 8* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS   PMT | 1C |

Following the Contributions and the Reclassification, PetIQ will issue to the Continuing LLC Owners one share of Class B common stock for each LLC Interest they hold. The shares of Class B common stock will have no right to receive distributions or dividends, whether cash or stock, but will entitle the holder to one vote per share on matters presented to stockholders of PetIQ. All of the shares of Class A common stock that will be outstanding following the Contributions and the Reclassification, but prior to completion of this offering, will be held by Certain Sponsors and the Employee Owners.

Pursuant to the HoldCo Agreement, PetIQ will be designated as the sole managing member of HoldCo. Accordingly, PetIQ will have the right to determine when distributions will be made by HoldCo to its members and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If PetIQ authorizes a distribution by HoldCo, the distribution will be made to the members of HoldCo pro rata in accordance with the ownership of their respective LLC Interests.

The holders of LLC Interests will incur U.S. federal, state and local income taxes on their allocable share of any taxable income of HoldCo (as calculated pursuant to the HoldCo Agreement). Net profits and net losses of HoldCo will generally be allocated to its members pursuant to the HoldCo Agreement pro rata in accordance with the ownership of their respective LLC Interests. The HoldCo Agreement will provide for cash distributions to the holders of LLC Interests for purposes of funding their tax obligations in respect of the income of HoldCo that is allocated to them. These tax distributions will be funded from available cash of HoldCo and its subsidiaries. These tax distributions will be computed, for us, based on our actual tax liability as a result of the net taxable income allocated to us as a result of owning interests in Holdco and, for all other holders of LLC Interests, based on the net taxable income of Holdco allocated to such holder of LLC Interests multiplied by an assumed, combined tax rate equal to the maximum rate applicable to an individual resident in New York, New York (taking into account the deductibility of state and local taxes and other applicable adjustments).

Immediately following the Reclassification, we will be a holding company and our principal asset will be the LLC Interests we purchase from the Sponsor Corps and acquire from the Continuing LLC Owners. As the sole managing member of HoldCo, we will operate and control all of the business and affairs of HoldCo and, through HoldCo and its subsidiaries, conduct our business. Accordingly, although we will have a minority economic interest in HoldCo, we will control the management of, and have a controlling interest in, HoldCo and, therefore, we will be the primary beneficiary of HoldCo. As a result, we will consolidate the financial results of Holdco pursuant to the VIE accounting model, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of Continuing LLC Owners to a portion of Holdco's net income (loss). See "Unaudited Pro Forma Condensed Consolidated Financial Information".

Other than its purchase of LLC Units with the net proceeds of this offering, as of the closing date of this offering, PetIQ has not provided any financial or other support to HoldCo. Following this offering, PetIQ will not be required to provide financial or other support for HoldCo, though it will control HoldCo's business and other activities through its managing member interest in HoldCo. Because PetIQ is not a guarantor or obligor with respect to any of the liabilities of HoldCo, absent any such arrangement, the creditors of HoldCo will not have any recourse to the general credit of PetIQ. Nevertheless, because PetIQ will have no material assets other than its interests in HoldCo, any change in HoldCo's financial condition could result in PetIQ recognizing a loss.

Exchange Rights

Under the HoldCo Agreement, the Continuing LLC Owners (or certain permitted transferees thereof) will have the right, from time to time following this offering and subject to the terms of the HoldCo Agreement, to exchange their LLC Interests, along with a corresponding number of shares of our Class B common stock, for newly issued shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and similar transactions. Our board of directors, which will include directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, may, at its option, instead cause HoldCo to make a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Interest exchanged (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the HoldCo Agreement. As a Continuing LLC Owner exchanges LLC Interests, along with a corresponding number of shares of our



| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | 07-Jul-2017 09:56 EST | | 317694 TX 39 | 19* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

Class B common stock, for shares of Class A common stock (or receives a cash payment lieu of such Class A common stock), the number of LLC Interests held by PetIQ will be correspondingly increased as it acquires the exchanged LLC Interests and cancels a corresponding number of shares of Class B common stock. See "Certain Relationships and Related Party Transactions—HoldCo Agreement."

Offering Transactions

In connection with the completion of this offering, we intend to use a portion of the net proceeds we receive to repay the Preference Notes and to purchase newly issued LLC Interests from HoldCo. See "Use of Proceeds."

In connection with the Contributions and the Reclassification, we will (i) indirectly acquire LLC Interests in an amount equal to the number of LLC Interests issued to the Sponsor Corps in the Reclassification as a result of us owning the Sponsor Corps following the Contributions and after taking into consideration the amount of the applicable Certain Sponsor Preference Note and based on a hypothetical valuation of HoldCo agreed to by the Continuing LLC Owners and the Certain Sponsors and (ii) directly acquire LLC Interests in an amount equal to the number of LLC Interests issued to the Employee Owners in the Reclassification. Accordingly, following this offering, we will hold a number of LLC Interests that is equal to the number of shares of Class A common stock outstanding following this offering. HoldCo will reimburse PetIQ for all of the expenses of this offering as well as the underwriting discount and commissions related to this offering.

As a result of the Transactions and this offering, upon completion of this offering:

- the investors in this offering will collectively own 5,666,667 shares of our Class A common stock (or 6,516,667 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing 28.2% of the voting power in the Company (or 31.3% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);
- Certain Sponsors will collectively own 5,615,981 shares of our Class A common stock, representing 27.9% of the voting power in the Company (or 27.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);
- the Continuing LLC Owners will collectively own 8,401,521 shares of our Class B common stock, representing 41.8% of the voting power in the Company (or 39.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and
- the Employee Owners will collectively own 419,101 shares of our Class A common stock, representing 2.1% of the voting power of the Company (or 2.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).



| PETIQ | Donnelley Financial | VDI-W7-PR3-0058 12.2.12 | ADG druma0cm | **07-Jul-2017 03:05 EST** | | **317694 TX 40** | 14* |
| **DRS** | | | CHW | **23-Jun-2017 17:26 EST** | **COMP** g13d60-4.0 | PS PMT | 1C |

Organizational Structure Following This Offering

The diagram below depicts our organizational structure immediately following this offering, after giving effect to the Transactions and assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

100% Class B shares 41.8% voting and 0% economic interest in PetIQ

Continuing LLC Owners (41.8%)

Certain Sponsors (27.9%)

Public (28.2%)

Employee Owners (2.1%)

100% Class A shares 58.2% voting and economic interest in PetIQ

Class B Shares

Class A Shares

Class A Shares

Class A Shares

PetIQ

Sponsor Corps (100%)

New LLC Interests 30.3% economic interest

New LLC Interests 27.9% economic interest

New LLC Interests 41.8% economic interest

HoldCo (100%)

OpCo (100%)

TruRX, LLC (100%)

True Science Holdings, LLC (100%)

M & C USA, LLC (100%)

Tru Prodigy, LLC (100%)

Mark and Chappell Limited (100%)

Mark and Chappell (Ireland) Limited (100%)

Prodex D.O.O. (94%)

| PETIQ | Donnelley Financial | NC8600AC691586 12.2.12 | ADG whitd0cm | **07-Jul-2017 05:39 EST** | | **317694 TX 41** | 15* |
| **DRS** | START PAGE | | CHW | **23-Jun-2017 17:26 EST** | **COMP** | PS PMT | 1C |



USE OF PROCEEDS

The gross proceeds to us from this offering, will be $85.0 million, assuming the shares are offered at $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus). A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease, as applicable, the gross proceeds to us from this offering by approximately $5.7 million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus. Similarly, an increase or decrease of 566,667 shares in the number shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease our gross proceeds from this offering by approximately $8.5 million, assuming no changes in the assumed initial public offering price per share.

We intend to use the gross proceeds of this offering to (i) pay off the Preference Notes in the aggregate amount of $52.5 million and (ii) purchase 2,169,167 newly issued LLC Interests from HoldCo at a purchase price per interest equal to $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus). The Preference Notes will accrue interest at a rate of two percent per annum and will be due and payable immediately upon the consummation of this offering.

We intend to cause HoldCo to use the proceeds from the sale of the LLC Interests: (i) to pay the underwriting discounts and commissions in connection with this offering, (ii) to pay fees and expenses of approximately $4.5 million in connection with the Transactions and this offering and (ii) to utilize approximately $22.1 million for general corporate purposes.

In the event the option to purchase additional Class A shares is exercised, the Company will purchase 66,667 shares of Class B common stock from each of Christensen Ventures, LLC and Adcock Ventures LLC at a price per share equal to the initial public offering price per share of Class A common stock. Any remaining proceeds will be used for general corporate purposes.



| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | 07-Jul-2017 09:54 EST | | 317694 TX 43 | 14* |
| DRS | START PAGE | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of March 31, 2017 of:

- OpCo and its subsidiaries on a historical basis;
- PetIQ and its subsidiaries as adjusted to give effect to the Transactions; and
- PetIQ and its subsidiaries on a pro forma basis to give effect to (i) the Transactions, the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and (ii) the application of the estimated net proceeds from the offering as described under "Use of Proceeds."

This information should be read in conjunction with "Use of Proceeds," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

	AS OF MARCH 31, 2017		
(in thousands, except share and per share data)	HISTORICAL OPCO	PETIQ AS ADJUSTED BEFORE OFFERING	PRO FORMA PETIQ
Cash and cash equivalents	$ 1,376	$ 1,376	$23,464
Indebtedness:			
	$47,524	$99,986	$47,524
Total indebtedness			
Total equity:			
Members' equity	47,219	—	—
Class A common stock, par value $0.001 per share; no shares authorized, issued and outstanding on a historical basis; 125,000,000 shares authorized, 11,701,750 shares issued and outstanding on a pro forma basis	—	6	12
Class B common stock, par value $0.001 per share; no shares authorized, issued and outstanding on a historical basis; 8,401,521 shares authorized, 8,401,521 shares issued and outstanding on a pro forma basis	—	8	8
Additional paid-in capital		3,681	78,142
Accumulated other comprehensive loss	(1,799)	(1,799)	(1,799)
Total members' equity/stockholders' equity	45,420	1,896	76,357
Noncontrolling interest	(21)	3,020	3,020
Total capitalization	$45,399	$ 4,916	$79,377

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease, as applicable, the gross proceeds to us from this offering by approximately $5.3 million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions. Similarly, an increase or decrease of 566,667 shares in the number shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease our gross proceeds from this offering by approximately $8.5 million, assuming no changes in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.



| PETIQ | Donnelley Financial | NC8600AC691586 12.2.12 | ADG whitd0cm | **07-Jul-2017 07:09 EST** | **317694 TX 44** | 15* |
| **DRS** | START PAGE | | CHW | **23-Jun-2017 17:26 EST** | **COMP** | PS PMT 1C |

DILUTION

The Continuing LLC Owners will maintain LLC Interests in HoldCo after the Transactions and this offering. Because the Continuing LLC Owners will not own any Class A common stock or have any right to receive distributions from PetIQ, we have presented dilution in pro forma net tangible book value per share after this offering assuming that all of the holders of LLC Interests (other than those held by PetIQ through the Sponsor Corps) had their LLC Interests exchanged for newly issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether in cash or stock from PetIQ) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed exchange of all LLC Interests for shares of Class A common stock as described in the previous sentence as the "Assumed Exchange."

Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. OpCo's net tangible book value as of March 31, 2017 was $36.9 million. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding at that date.

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.

Pro forma net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock, after giving effect to the Transactions and this offering and the Assumed Exchange. Our pro forma net tangible book value as of March 31, 2017 would have been approximately $70.8 million, or $3.52 per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $9.69 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $11.48 per share to investors purchasing shares of Class A common stock in this offering. Similarly, an increase or decrease of 566,667 shares in the number of Class A common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as net tangible book value after giving effect to this offering by $7.9 million, or $0.30 per share, and would increase or decrease the dilution in pro form net tangible book value per share to investors in this offering by $0.30, based on the assumption above.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value (deficit) per share as of March 31, 2017 before giving effect to this offering	$(0.18)	
Increase in net tangible book value per share attributable to investors in this offering	3.79	
Pro forma net tangible book value per share after giving effect to this offering		3.52
Dilution in pro forma net tangible book value per share to investors in this offering		$11.48

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease, as applicable, pro forma net tangible book value per share after giving effect to this offering by $5.3 million, or $0.26 per share, and would increase or decrease the dilution in pro forma net tangible book value per share to investors in this offering by $0.26, based on the assumptions set forth above.



| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | **07-Jul-2017 09:57 EST** | | **317694 TX 45** | 12* |
| **DRS** | | | CHW | **23-Jun-2017 17:26 EST** | **COMP** | PS PMT | 1C |

The following table summarizes as of March 31, 2017 on the pro forma basis described above, the number of shares of Class A common stock purchased, the total consideration paid and the average price per share paid by investors in this offering, based upon an assumed initial public offering price of $15.00 per share, the midpoint of the initial public offering price range on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

| | SHARES PURCHASED | | TOTAL CONSIDERATION | | AVERAGE PRICE |
	NUMBER	PERCENT	AMOUNT	PERCENT	PER SHARE
Existing stockholders	6,035,083	%	$	%	$
New investors	5,666,667		85,000,000		15.00
Total	11,701,750	100%	$	100%	$

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease the total consideration paid by new investors and the total consideration paid by all shareholders by $5.7 million, based on the assumptions set forth above. Similarly, an increase or decrease of 566,667 shares in the number of Class A common stock offered by us as set forth on the cover page of this prospectus would increase or decrease the total consideration paid by new investors and the total consideration paid by all shareholders by $, based on the assumptions set forth above.

Except as otherwise indicated, the discussion and tables above assume the number of shares offered by us remains the same, no exercise of the underwriters' option to purchase additional shares and no exercise of any outstanding options. If the underwriters' option to purchase additional shares is exercised in full, our existing stockholders would own approximately   % and purchasers in this offering would own approximately   % of the total number of shares of our Class A common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after this offering would be $ per share, and the dilution in the pro forma net tangible book value per share to purchasers in this offering would be $ per share.

The tables and calculations above are based on 11,701,750 shares of Class A common stock outstanding as of March 31, 2017 and assume no exercise by the underwriters of their option to purchase up to an additional 850,000 shares from us. This number excludes, as of March 31, 2017, (i) an aggregate of 1,914,047 shares of Class A common stock reserved for issuance under the 2017 Omnibus Incentive Plan that we intend to adopt in connection with this offering and contains provisions that automatically increase its share reserve each year and (ii) 8,401,521 shares of Class A common stock reserved as of the closing date of this offering for future issuance upon exchange of LLC Interests by the Continuing LLC Owners.



| PETIQ | Donnelley Financial | VDI-W7-PR3-0058 12.2.12 | ADG druma0cm | 07-Jul-2017 02:17 EST | | 317694 TX 46 | 12* |
| DRS | | START PAGE | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma information reflects the impact of this offering, after giving effect to the Transactions discussed in the section of this prospectus entitled "The Transactions." The following unaudited pro forma consolidated statement of operations for the year ended December 31, 2016 and the three months ended March 31, 2017 give effect to the Transactions and this offering as if the same had occurred on January 1, 2016. The unaudited pro forma balance sheet as of December 31, 2016 and March 31, 2017 give effect to the Transactions and this offering as if the same had occurred on such date.

We have derived the unaudited pro forma consolidated balance sheet and statement of operations as of and for the year ended December 31, 2016 from the audited consolidated financial statements of OpCo as of and for the year ended December 31, 2016 included elsewhere in this prospectus. We have derived the unaudited pro forma consolidated balance sheet and statement of operations as of and for the three months ended March 31, 2017 from the unaudited consolidated financial statements of OpCo as of and for the three months ended March 31, 2017 included elsewhere in this prospectus. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The pro forma adjustments related to the Transactions, which we refer to as the Transaction Adjustments, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

- the amendment and restatement of the limited liability company agreement of HoldCo to, among other things, (i) modify the capital structure of HoldCo to create a single new class of units, the LLC Interests, (ii) exchange all of the HoldCo existing membership interests for LLC Interests and (iii) appoint PetIQ as the sole managing member of HoldCo;
- the amendment and restatement of PetIQ's certificate of incorporation to, among other things, (i) provide for Class A common stock and Class B common stock and (ii) issue shares of Class B common stock to the Continuing LLC Owners, on a one-to-one basis with the number of LLC Interests they own;
- the contribution by Certain Sponsors of all of the Sponsor Corps to PetIQ in exchange for the issuance of the Certain Sponsor Preference Notes payable by PetIQ and shares of Class A common stock to Certain Sponsors;
- the exchange by the Continuing LLC Owners of certain LLC Interests for the Continuing LLC Owner Preference Notes;
- the Continuing LLC Owners retaining the remaining LLC Interests;
- a 1-for-0.23926 stock split of our Class A common stock and Class B common stock; and
- a provision for income taxes and deferred taxes reflected PetIQ as a taxable corporation at an effective rate of 20.3% for the three months ended March 31, 2017 and the year ended December 31, 2016.

The pro forma adjustments related to this offering, which we refer to as the Offering Adjustments, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

- the issuance of shares of our Class A common stock in this offering in exchange for net proceeds of approximately $74.6 based on (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commission but before offering expenses;
- the repayment of the Preference Notes in the aggregate amount of $52.5 million;
- the purchase by PetIQ of 5,666,667 newly issued LLC Interests from HoldCo at purchase price per interest equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions;
- the changes in equity related to the purchase of LLC Interests and the related noncontrolling interest not owned by PetIQ; and
- a provision for income taxes and deferred taxes reflecting PetIQ as a taxable corporation at an effective rate of 22.2% for the three months ended March 31, 2017 and the year ended December 31, 2016.

46



200FSFJk$7xj!Yct)

| PETIQ | Donnelley Financial | NC8600AC0717932 12.2.12 ADG lehml0cm | 07-Jul-2017 07:10 EST | | 317694 TX 48 | 23* |
| DRS | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

PetIQ, Inc.
Unaudited Pro Forma Consolidated Balance Sheet Data as of March 31, 2017

(dollars in thousands)	HISTORICAL OPCO	TRANSACTION ADJUSTMENTS	AS ADJUSTED BEFORE OFFERING	OFFERING ADJUSTMENTS	PRO FORMA PETIQ
Current assets					
Cash and cash equivalents	$ 1,376		$ 1,376	$ 22,088	$ 23,464
Accounts receivable, net of allowance for doubtful accounts	27,327		27,327		23,327
Inventories	48,054		48,054		48,054
Supplier prepayments	2,561		2,561		2,561
Other current assets	3,041		3,041		3,041
Total current assets	82,359		82,359	22,088	104,448
Property, plant and equipment, net	12,842		12,842		12,842
Restricted cash and deposits	250		250		250
Other non-current assets	2,709		2,709		2,709
Deferred tax assets		11,979[1]		(90)[1]	11,889
Intangible assets, net of accumulated amortization	3,849		3,849		3,849
Goodwill	4,697		4,697		4,697
Total assets	$106,706	11,979	$106,706	$ 21,998	$140,683
Liabilities and member's equity					
Current liabilities					
Accounts payable	$ 12,502		$ 12,502		$ 12,502
Accrued wages payable	669		669		669
Accrued interest payable	173		173		173
Other accrued expenses	326		326		326
Current portion of long-term debt and capital leases	2,541		2,541		2,541
Preference notes		52,462[2]	52,462	(52,462)[2]	—
Total current liabilities	16,211	52,462	68,673	(52,462)	16,211
Non-current liabilities					
Long-term debt	42,990		42,990		42,990
Obligations under capital leases, less current installments	412		412		412
Deferred acquisition liability	1,330		1,330		1,330
Other non-current liabilities	364		364		364
Total non-current liabilities	45,096		45,096		45,096
Commitments and contingencies					
Equity					
Member's equity	47,219	(47,219)[3]			
Class A common stock		10	10	2	12
Class B common stock		8	8		8
Additional paid-in capital		17,647	17,647	74,551	92,198
Accumulated deficit		(13,970)	(13,970)	(90)	(14,060)
Accumulated other comprehensive (loss)	(1,799)		(1,799)		(1,799)
Total member's equity	45,420	(43,524)	1,896	74,461	76,357
Non-controlling interest	(21)	3,041[4]	3,020		3,020
Total equity	45,399		77,822	74,461	79,377
Total liabilities and equity	$106,706	11,979	$106,706	21,999	$140,683

48



200FSFJk$7wia%Xt<

PETIQ	Donnelley Financial	NC8600AC691586 12.2.12	ADG whitd0cm	07-Jul-2017 05:10 EST		317694 TX 48.1	5*
DRS			CHW	23-Jun-2017 17:26 EST	COMP	PS PMT	1C

(1) PetIQ, Inc. is subject to US Federal and state income taxes and will file consolidated income tax returns for US federal and certain state jurisdictions. These adjustments reflect the recognition of deferred tax assets resulting from our status as a C corporation. We anticipate that we will account for the income tax effects resulting from future taxable exchanges of units by unit holders of Holdco for shares of our common stock by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of the exchange. Further we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance.

The amounts to be recorded for the deferred tax assets have been estimated. All of the effects of changes in any of our estimates after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

(2) In connection with the Transactions and immediately prior to this offering, the Company will incur $52.5 million of indebtedness to the Continuing LLC Owners and Certain Sponsors in the form of preference notes, in exchange for LLC interests. The Company will use a portion of the offering proceeds to repay and extinguish the preference notes.

(3) As a C corporation, we will no longer record members equity in the consolidated balance sheet. To reflect the C Corporation structure of our equity, we will separately present the value of our common stock, additional paid-in capital, and retained earnings (accumulated deficit). The portion of the reclassification of members' equity associated with additional paid-in capital was estimated as the remainder of capital contributions we have received less the amount attributed to par value of the common stock, the $52.5 distribution, and the $3.0 million allocated to non controlling interest.

(4) The LLC interests owned by Continuing LLC owners will be considered noncontrolling interests for financial accounting purposes. The amount allocated to noncontrolling interests represents the proportional interest in the pro forma condensed consolidated total equity of Holdco owned by the Continuing LLC owners, which is approximately 46.8% as adjusted before offering and 41.8% on a pro forma basis.



| PETIQ | Donnelley Financial | NC8600AC691586 12.2.12 | ADG whitd0cm | 07-Jul-2017 08:42 EST | | 317694 TX 49 | 26* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

PetIQ, Inc.
Unaudited Pro Forma Consolidated Statement of Operations for the Quarter Ended March 31, 2017

	HISTORICAL OPCO	TRANSACTION ADJUSTMENTS	AS ADJUSTED BEFORE OFFERING	OFFERING ADJUSTMENTS	PRO FORMA PETIQ
(dollars in thousands)					
Net sales	$67,029		$67,029		$67,029
Cost of sales	54,829		54,829		54,829
Gross profit	12,200		12,200		12,200
Operating expenses					
General and administrative expenses	7,405		7,405		7,405
Operating income	4,795		4,795		4,795
Interest expense	464		464		464
Foreign currency loss, net	49		49		49
Loss on debt extinguishment	—		—		—
Other expense, net	3		3		3
Total other expense, net	516		516		516
Net income before taxes	$ 4,279		$ 4,279		$ 4,279
Provision for income tax [1]		(867)[1]	(867)	(82)[1]	(949)
Net income	4,279	(867)	3,412	(82)	3,330
Net income attributable to noncontrolling interest [2]		(2,733)[2]	$ (2,733)	147	$ (2,586)
Net income attributable to member	$ 4,279		$ 679	(65)	$ 744
Pro forma weighted average shares of Class A common stock outstanding: [2]					
Basic			9,532,582		11,701,750
Diluted			9,532,582		11,701,750
Pro forma net loss per Class A common share: [3]					
Basic			$ 0.07		$ 0.06
Diluted			$ 0.07		$ 0.06

[1] PetIQ will be subject to income tax with respect to our allocable share of any net taxable income from Holdco. The adjustment is calculated as 38.1% effective tax rate based on US federal income tax plus apportioned state tax rates, multiplied by the 53.2 and 58.2% economic interest PetIQ holds in Holdco for transactions and offering adjustments, respectively.

[2] The Continuing LLC owners will be considered noncontrolling interests of PetIQ. The pro forma adjustment reflects the allocation of Holdco net income to the non-controlling interests. Income is allocated based on the Continuing LLC owners economic interest in Holdco, adjusted for required tax distributions, which are further described in "Risks Related to our Company and our Organizational Structure" found elsewhere in this document.

[3] The shares of Class B common stock do not share in our earnings and therefore are not included in the weighted average shares outstanding or net loss per share. The pro forma weighted average shares outstanding and net loss per share give effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus.

[4] The basic and diluted pro forma net income per share of Class A common stock represents net income attributable to PetIQ divided by the combination of shares of Class A common stock owned by the Sponsor Corps after giving effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus.



PetIQ, Inc.
Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2016

	HISTORICAL OPCO	TRANSACTION ADJUSTMENTS	AS ADJUSTED BEFORE OFFERING	OFFERING ADJUSTMENTS	PRO FORMA PETIQ	
(dollars in thousands)						
Net sales	$200,162		$ 200,162		$ 200,162	
Cost of sales	167,615		167,615		167,615	
Gross profit	32,547		32,547		32,547	
Operating expenses						
General and administrative expenses	31,845		31,845		31,845	
Operating income	702		702		702	
Interest expense	3,058		3,058		3,058	
Foreign currency loss, net	24		24		24	
Loss on debt extinguishment	1,681		1,681		1,681	
Other income, net	(666)		(666)		(666)	
Total other expense, net	4,097		4,097		4,097	
Net loss before taxes	$ (3,395)		$ (3,395)		$ (3,395)	
Provision for income tax		691	691	65	756	
Net loss		691	691	65	(2,639)	
Net income attributable to noncontrolling interest	$	$(1,581)	$ (1,581)	171	$ (1,410)	
Net loss attributable to member	$ (3,395)	$ 2,272	$ (1,123)	(106)	$ (1,228)	
Pro forma weighted average shares of Class A common stock outstanding: [1]						
Basic			9,532,582		11,702,248	
Diluted			9,532,582		11,702,248	
Pro forma net loss per Class A common share: [2]						
Basic			(0.12)		$ (0.10)	
Diluted			(0.12)		$ (0.10)	

[1] PetIQ will be subject to income tax with respect to our allocable share of any net taxable income from Holdco. The adjustment is calculated as 38.1% effective tax rate based on US federal income tax plus apportioned state tax rates, multiplied by the 53.4% and 58.5% economic interest PetIQ holds in Holdco for transaction and offering Adjustments, respectively.

[2] The Continuing LLC owners will be considered noncontrolling interests of PetIQ. The pro forma adjustment reflects the allocation of Holdco net income to the non-controlling interests.

[3] The shares of Class B common stock do not share in our earnings and therefore are not included in the weighted average shares outstanding or net loss per share. The pro forma weighted average shares outstanding and net loss per share give effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus.

[4] The basic and diluted pro forma net income per share of Class A common stock represents net income attributable to PetIQ divided by the combination of shares of Class A common stock owned by the Sponsor Corps after giving effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus.



200FSFJk$7wMzwhtb

| PETIQ | Donnelley Financial | VDI-W7-PR3-1459 12.2.12 | ADG davip0cm | 07-Jul-2017 04:56 EST | | 317694 TX 52 | 19* |
| DRS | START PAGE | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present the selected historical consolidated financial and other data for OpCo and its subsidiaries. OpCo is the predecessor of the issuer, PetIQ, for financial reporting purposes.

The selected consolidated statement of operations data for each of the years in the two-year period ended December 31, 2016 and the selected consolidated balance sheet data as of December 31, 2016 and 2015 are derived from the audited consolidated financial statements of OpCo and its subsidiaries included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal quarters ended March 31, 2017 and 2016 and the selected consolidated balance sheet data as of March 31, 2017 are derived from the unaudited consolidated financial statements of OpCo included elsewhere in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. The information set forth below should be read together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

The selected historical consolidated financial and other data of PetIQ have not been presented as PetIQ is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

| | HISTORICAL OPCO | | | |
| | THREE MONTHS ENDED MARCH 31, | | YEAR ENDED DECEMBER 31, | |
	2017	2016	2016	2015
(dollars in thousands, except per share data)				
Consolidated statement of operations data:				
Net sales	$ 67,029	$52,298	$ 200,162	$205,687
Cost of sales	54,829	42,526	167,615	166,529
Gross profit	12,200	9,772	32,547	39,158
Operating expenses				
General and administrative expenses	7,405	8,063	31,845	35,588
Operating income	4,795	1,709	702	3,570
Other expense				
Other expense (income), net	3	(2)	(666)	—
Loss on debt extinguishment	—	993	1,681	1,449
Foreign currency loss (gain), net	49	121	24	(75)
Interest expense	464	901	3,058	3,545
Total other expense, net	516	2,013	4,097	4,919
Net income (loss)	4,279	(304)	$ (3,395)	$ (1,349)
Pro forma weighted average shares used for computation of (unaudited): [1]				
Basic	11,701,750		11,701,750	
Diluted	11,701,750		11,701,750	
Pro forma net income (loss) per common share (unaudited): [1]				
Basic	$ 0.06		$ (0.10)	
Diluted	$ 0.06		$ (0.10)	

[1] Gives effect to the Transactions and this offering. See "Unaudited Pro Forma Consolidated Financial Information" for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.


200FSFJk$7wHr=IMg

| PETIQ | Donnelley Financial | VDI-W7-PR3-0058 12.2.12 | ADG druma0cm | 07-Jul-2017 04:49 EST | | 317694 TX 58 | 16* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

To continue to grow our pet Rx medications, OTC medications and health and wellness products, we invest in R&D on an ongoing basis. In addition to our own in-house R&D innovation specialists, we have also leveraged our market position to emerge as an attractive partner for outside R&D scientists developing new products and technologies in the pet health and wellness field. We believe these outside R&D scientists seek us out to partner on innovative products due to our proprietary value-branded manufacturing experience and relationships with key retail channel contacts. As our proprietary value-branded product lines continue to expand, we expect our R&D costs, and therefore our general and administrative expenses, could increase in the immediate future, but not necessarily as an overall percentage of net sales.

Net Income (Loss)

Our net income (loss) for future periods will be affected by the various factors described above. In addition, our historical results benefit from insignificant income taxes due to our status as a pass-through entity for U.S. federal income tax purposes, and we anticipate future results will not be consistent as our net income will be subject to U.S. federal and state income taxes.

Results of Operations

The following tables set forth our consolidated statements of operations in dollars and as a percentage of net sales for the periods presented:

	THREE MONTHS ENDED MARCH 31,		% OF NET SALES		YEAR ENDED DECEMBER 31,		% OF NET SALES	
	2017	2016	2017	2016	2016	2015	2016	2015
(dollars in thousands, except for percentages and per share data)								
Net sales	$ 67,029	$52,298	100.0%	100.0%	$ 200,162	$205,687	100.0%	100.0%
Cost of sales	54,829	42,526	81.8	81.3	167,615	166,529	83.7	81.0
Gross profit	12,200	9,772	18.2	18.7	32,547	39,158	16.3	19.0
Operating expenses								
General and administrative expenses	7,405	8,063	11.0	15.4	31,845	35,588	15.9	17.3
Operating income	4,795	1,709	7.2	3.3	702	3,570	0.4	1.7
Other income (expense)								
Other expense (income), net	3	(2)	—	—	(666)		—	—
Loss on debt extinguishment	—	993	—	—	1,681	1,449		—
Foreign currency loss (gain), net	49	121	—	—	24	(75)	—	—
Interest expense	464	901	—	—	3,058	3,545	—	—
Total other expense	516	2,013	—	—	4,097	4,919	—	—
Net income (loss)	$ 4,279	$ (304)	—	—	$ (3,395)	$ (1,349)	—	—
Pro forma weighted average shares used for computation of: (unaudited) [1]								
Basic	11,701,750		—	—	11,701,750		—	—
Diluted	11,701,750		—	—	11,701,750		—	—
Pro forma net income (loss) per common share (unaudited) [1]								
Basic	$ 0.06		—	—	$ (0.10)		—	—
Diluted	$ 0.06		—	—	$ (0.10)		—	—

[1] Gives effect to the Transactions and this offering. See "Unaudited Pro Forma Consolidated Financial Information" for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

The following table sets forth material payments and the value of any equity to be received by each of our directors, executive officers or holders of 5% or more of our voting securities in connection with the offering:

	CONTRIBUTIONS		RECLASSIFICATION	
	CERTAIN SPONSOR PREFERENCE NOTES [1]	VALUE OF SHARES OF CLASS A COMMON STOCK [2]	CONTINUING LLC OWNER PREFERENCE NOTES [1]	VALUE OF SHARES OF CLASS B COMMON STOCK [3]
5% Stockholders				
EOS Funds [4]	$27,646,611	$79,672,845	$ —	$ —
Clarke Capital Entities [5]	—	—	8,740,402	14,624,288
Porchlight Entities [6]	971,257	4,566,885	4,698,304	22,097,509
True Science Founders, LLC [7]	—	—	—	33,896,400
Executive Officers and Directors				
McCord Christensen [8]	—	—	2,000,000	13,143,615
John Newland	—	967,260	—	—
Scott Adcock	—	—	2,000,000	13,143,615
Mark First [4]	27,646,611	79,472,845	—	—
Gary Michael	—	—	—	—
James Clarke [5][9]	—	—	8,740,402	37,648,590
Ronald Kennedy [7]	—	—	3,999,995	6,881,790

[1] The Preference Notes will accrue interest at a rate of two percent per annum and will be immediately due and payable upon the consummation of this offering. The Company will use the proceeds of this offering to repay the Preference Notes. See "Use of Proceeds" and "—Preference Notes."

[2] The value of the shares of Class A common stock assumes that the shares are offered at $15.00 per share (the midpoint of the price ranged listed on the cover page of this prospectus).

[3] Each Continuing LLC owner will receive one share of Class B common stock for each LLC Interest it owns. As a result, the value of the LLC Interests correlates to the value of the Class B common stock owned by each Continuing LLC Owner. The Class B common stock is not freely tradeable and there will be no market for such shares. Accordingly, the value of the Class B common stock assumes that the shares are converted into shares of Class A common stock and that the Class A common stock is offered at $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus).

[4] Includes $23,269,217 aggregate principal amount of Certain Sponsor Preference Notes and $67,057,965 value of 4,470,531 shares of Class A common held by Eos Capital Partners IV, L.P. and $4,377,394 aggregate principal amount of Certain Sponsor Preference Notes and $12,614,880 value of 840,992 shares of Class A common stock held by Eos Partners, L.P. (collectively, the "Eos Funds"). Mr. First is the Managing Director of Eos Management.

[5] Includes $1,250,001 aggregate principal amount of Continuing LLC Sponsor Notes and $693,030 value of 46,202 shares of Class B common stock held by Labore et Honore LLC TS F Series, $6,874997 aggregate principal amount of Continuing LLC Sponsor Notes and $3,811,620 value of 254,108 shares of Class B common stock held by Labore et Honore LLC TS E Series, $167,348 aggregate principal amount of Certain Sponsor Preference Notes and $2,396,415 value of 159,761 shares of Class B common stock held by Labore et Honore LLC TS Preferred Series, $100,001 aggregate Principal amount of Certain Sponsor Preference Notes and $1,432,005 value of 95,467 shares of Class B common stock held by Labore et Honore LLC TS C Series, $348,055 aggregate principal amount of Certain Sponsor Preference Notes and $3,950,325 value of 263,353 shares of Class B common stock held by Labore et Honore LLC and $2,340,900 value of 156,060 shares of class B common stock held by Labore et Honore LLC TS Founders Series (collectively, the "Clarke Capital Entities"). Mr. Clarke is the Manager of the Clarke Capital Entities.

[6] Includes $4,552,316 aggregate principal amount of Continuing LLC Owner Preference Notes and $21,410,055 value of 1,427,337 shares of Class B common stock held by Highland Consumer Fund I Limited Partnership ("Fund I"), $971,257 aggregate principal amount of Certain Sponsor Preference Notes and $4,566,885 value of 304,459 shares of Class A common stock held by Highland Consumer Fund I-B Limited Partnership ("Consumer Fund") and $145,988 aggregate principal amount of Continuing LLC Owner Preference Notes and $687,450 value of 45,830 shares of Class B common stock held by Highland Consumer Entrepreneurs Fund I Limited Partnership ("Entrepreneurs Fund" and together with Fund I and Consumer Fund, the "Porchlight Entities"). Highland Consumer GP Limited Partnership is the general partner of each of the Porchlight Entities. Highland Consumer GP GP LLC ("HC GP GP") is the general partner of Highland Consumer GP Limited Partnership.

[7] True Science Founders, LLC ("Founders") is primarily owned by current and former employees of the Company. Includes $33,896,400 value of 2,259,760 shares of Class B common stock, which represents Mr. Kennedy's interest in the Class B common stock owned by Founders. Mr. Kennedy is the Manager of Founders.

[8] Includes $2,000,000 aggregate principal amount of Continuing LLC Preference Notes and $13,143,615 value of 876,241 shares of Class B common stock held by Christensen Ventures, LLC.

[9] Includes $15,826,845 value of 1,055,123 shares of Class B common stock held by the JNC 101 Trust, $3,598,740 value of 239,916 shares of Class B common stock held by the James N. Clarke Irrevocable Trust, dated December 27, 2012 and $3,598,740 value of 239,916 shares of Class B common stock held by the Andrea M. Clarke Irrevocable Trust, dated December 27, 2012.



| PETIQ | Donnelley Financial | NC8600AC0717932 12.2.12 | ADG lehml0cm | 07-Jul-2017 08:43 EST | | 317694 TX 92 | 15* |
| DRS | | CHW | | 23-Jun-2017 17:26 EST | COMP | PS   PMT | 1C |

HoldCo Agreement

In connection with the Transactions, we and the Continuing LLC Owners, which include Clarke Capital, the Porchlight Entities (other than HCF Blocker), McCord Christensen, John Newland, Scott Adcock, James Clarke and Ronald Kennedy, Sponsor Corps (the Eos Funds and HCF Blocker) and the Employee Owners will enter into HoldCo's sixth amended and restated limited liability company agreement, which we refer to as the "HoldCo Agreement." See "Principal Stockholders." As a result of the Transactions and this offering, we will hold LLC Interests in HoldCo directly and indirectly through the Sponsor Corps and will be the sole managing member of HoldCo. Accordingly, we will operate and control all of the business and affairs of HoldCo and, through HoldCo and its operating subsidiaries, conduct our business. The operations of HoldCo, and the rights and obligations of the holders of LLC Interests, will be set forth in the HoldCo Agreement.

Appointment as Sole Managing Member. Under the HoldCo Agreement, we will become a member and the sole managing member of HoldCo. As the sole managing member, we will be able to control all of the day-to-day business affairs and decision-making of HoldCo without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of HoldCo and the day-to-day management of HoldCo's business. Pursuant to the terms of the HoldCo Agreement, we cannot, under any circumstances, be removed as the sole managing member of HoldCo except by our election.

Compensation. We will not be entitled to compensation for our services as the sole managing member. We will be entitled to reimbursement by HoldCo for fees and expenses incurred on behalf of HoldCo, including all expenses associated with this offering and maintaining our corporate existence.

Reclassification. The HoldCo Agreement reclassifies the units currently held by the existing members of HoldCo into a new single class of common membership units, which we refer to as the "LLC Interests." Each LLC Interest will entitle the holder to a pro rata share of the net profits and net losses and distributions of HoldCo.

Distributions. The HoldCo Agreement will require "tax distributions," as that term is defined in the HoldCo Agreement, to be made by HoldCo to its "members," as that term is defined in the HoldCo Agreement. Tax distributions will be made when members are required to make estimated payments or file tax returns, which we expect will be approximately on a quarterly basis, to each member of HoldCo, including us. These tax distributions will be funded from available cash of HoldCo and its subsidiaries. Tax distributions for us will be computed based on our actual tax liability as a result of the net taxable income allocated to us as a result of owning interests in Holdco. Tax distributions for all other holders of LLC Interests will be computed by multiplying their respective allocable share of net taxable income by the maximum rate applicable to an individual resident in New York, New York (taking into account the deductibility of state and local taxes and other applicable adjustments). The tax rate used to determine tax distributions to holders of LLC Interests other than us will apply regardless of the actual final tax liability of any member. The HoldCo Agreement will also allow for distributions to be made by HoldCo to its members on a pro rata basis. We expect HoldCo may make cash distributions periodically to the extent permitted by our agreements governing our indebtedness and necessary to enable us to cover our operating expenses. Tax distributions are not treated as advances of other distributions provided for under the HoldCo Agreement.

LLC Interest Exchange Right. Under the HoldCo Agreement, the Continuing LLC Owners (or certain permitted transferees thereof) will have the right, from time to time and subject to the terms of the HoldCo Agreement, to exchange their LLC Interests, along with a corresponding number of shares of our Class B common stock, for newly issued shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and similar transactions. Our board of directors, which will include directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, may, at its option, instead cause HoldCo to make a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Interest exchanged (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the HoldCo Agreement. Shares of our Class B common stock will be cancelled on a one-for-one basis if we, at the election of a Continuing LLC Owner, exchange LLC Interests of such Continuing LLC Owner pursuant to the terms of the HoldCo Agreement.

Issuance of LLC Interests Upon Exercise of Options or Issuance of Other Equity Compensation. Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted



| PETIQ | | Donnelley Financial | NC8600AC570635 12.2.12 | ADG kilgk0cm | 07-Jul-2017 07:12 EST | | 317694 TX 94 | 18* |
| DRS | | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

all judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including reasonable attorneys' fees and expenses) actually incurred by such person in connection with any such proceeding, appeal, inquiry or investigation, if such person acted in "good faith," as that term is defined in the HoldCo Agreement. PetIQ, as the sole managing member, must consent to any indemnification claims, which claims could involve indemnification for negligence or under theories of strict liability.

Amendments. The HoldCo Agreement may be amended with the consent of the sole managing member. Notwithstanding the foregoing, no amendment to the HoldCo Agreement will be effective with respect to a Continuing LLC Owner that does not vote in favor thereof if such amendment would materially and adversely affect the rights of such Continuing LLC Owner other than on a pro rata basis with the other Continuing LLC Owners unless if more than one holder is so effected and such amendment is approved by a majority of the affected holders.

No amounts have been paid or are payable to the Continuing LLC Owners in connection with the HoldCo Agreement.

Registration Rights Agreement

In connection with the Transactions, we intend to enter into a registration rights agreement with the Continuing LLC Owners and Certain Sponsors, which include certain of our directors, officers and 5% stockholders. The registration rights agreement will provide Certain Sponsors with certain demand registration rights, including shelf registration rights, in respect of any shares of our Class A common stock held by them, subject to certain conditions. In addition, in the event that we register additional shares of Class A common stock for sale to the public following the completion of this offering, we will be required to give notice of such registration to Certain Sponsors and the Continuing LLC Owners of our intention to effect such a registration and, subject to certain limitations, include shares of Class A common stock held by them in such registration. We also will undertake in the registration rights agreement to file a shelf registration statement as soon as we meet the applicable eligibility criteria and to use commercially reasonable efforts to have the shelf registration statement declared effective as soon as practicable and to remain effective in order to register the exchange of LLC Interests together with shares of Class B common stock for shares of Class A common stock by certain Continuing LLC Owners from time to time. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares pursuant to the registration rights agreement. The registration rights agreement will include customary indemnification provisions in favor of the Continuing LLC Owners and Certain Sponsors, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

No amounts have been paid or are payable to the Continuing LLC Owners and Certain Sponsors in connection with the Registration Rights Agreement.

Preference Notes

Pursuant to a contribution agreement to be entered into prior to this offering, Certain Sponsors will contribute all of their interests in the Sponsor Corps to PetIQ in exchange for Certain Sponsor Preference Notes in an aggregate amount of $28.6 million and an aggregate of 5,615,981 shares of Class A common stock (which shares represent the remaining value of each Certain Sponsor's indirect interest in HoldCo immediately prior to the respective contribution after taking into consideration the amount of the applicable Certain Sponsor Preference Note and based on a hypothetical valuation of HoldCo agreed to by the Continuing LLC Owners and the Sponsor Corps). In addition, the LLC Interests to be received in the Reclassification will be allocated to the Sponsor Corps and the Continuing LLC Owners. The number of LLC Interests to be allocated to PetIQ directly and indirectly through its ownership in the Sponsor Corps, and therefore indirectly to PetIQ, will be equal to the number of shares of Class A common stock that Certain Sponsors receive in the Contributions. The Continuing LLC Owners (i) will exchange certain LLC interests for the Continuing LLC Owner Preference Notes payable by PetIQ in the aggregate amount of $23.8 million and (ii) will receive from PetIQ LLC an aggregate of 8,401,521 LLC Interests (which LLC Interests represent the remaining value of each Continuing LLC Owner's interest in HoldCo immediately prior to the Reclassification after taking into consideration the amount of the applicable Continuing LLC Owner Preference Note and based on a hypothetical valuation of HoldCo agreed to by the Continuing LLC Owners and the Sponsor Corps). The Preference



Notes will accrue interest at a rate of two percent per annum and will be immediately due and payable upon the consummation of this offering. The Company will repay the Preference Notes with the proceeds of this offering. In addition, the Employee Owners will exchange certain limited liability company interests for an aggregate of 419,102 shares of Class A common stock.

Indemnification Agreements with Directors and Officers

Following the completion of this offering, our amended and restated certificate of incorporation and bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. In addition, we intend to enter into indemnification agreements with our directors and officers, which will provide indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. No amounts have been paid or are payable pursuant to the indemnification agreements.

Policies and Procedures for Related Person Transactions

Prior to the closing of this offering, our board of directors will adopt a written related party transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. The policy, effective upon the closing of this offering, will cover any transactions, arrangements or relationships, or any series of similar transactions, arrangements or relationships, in which we are to be a participant and our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our Class A common stock and any members of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, as determined by the audit committee of our board of directors. Related party transactions include, without limitation, purchases of goods or services by or from the related person or entities in which the related party has a material interest, and indebtedness, guarantees of indebtedness or employment by us of a related party. All related party transactions must be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction.

All related party transactions described in this section occurred prior to adoption of this policy and as such, these transactions were not subject to the approval and review procedures set forth in the policy. However, these transactions were reviewed and approved or will be ratified by our board of directors prior to the completion of the offering.



| PETIQ | Donnelley Financial | ADGP64RS05
12.2.12 | ADG pf_rend | 30-Jun-2017 03:24 EST | | 317694 TX 96 | 14* |
| DRS | START PAGE | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock, after the consummation of the Transactions and this offering, for:

- each person known by us to beneficially own more than 5% of our Class A common stock or our Class B common stock;
- each of our directors;
- each of our named executive officers; and
- all of our executive officers and directors as a group.

As described in "The Transactions" and "Certain Relationships and Related Party Transactions," each Continuing LLC Owner will be entitled to have his, her or its LLC Interests exchanged, along with a corresponding number of shares of our Class B common stock, for Class A common stock on a one-for-one basis, or, at the option of PetIQ, cash equal to the market value of the applicable number of our shares of Class A common stock. In connection with this offering, we will issue to each Continuing LLC Owner one share of Class B common stock for each LLC Interest it owns. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LLC Interests each such Continuing LLC Owner will own immediately prior to and after this offering (but after giving effect to the Transactions). See "The Transactions." Although the number of shares being offered hereby to the public and the total combined number of shares of Class A common stock and Class B common stock outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, the shares of common stock held by the beneficial owners set forth in the table below after the consummation of the transactions will vary, depending on the initial public offering price in this offering. The table below assumes the shares of Class A common stock are offered at $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus). See "Prospectus Summary—The Offering."

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the exchange right described above, held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is c/o PetIQ, Inc., 500 E. Shore Drive—Suite 120, Eagle, Idaho 83616. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

NAME OF BENEFICIAL OWNER	SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED AFTER THE OFFERING			SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED AFTER THE OFFERING				TOTAL VOTING POWER AFTER THE OFFERING	
	NUMBER (WITH AND WITHOUT OPTION)	PERCENTAGE (NO OPTION)	PERCENTAGE (WITH OPTION)	NUMBER	PERCENTAGE (NO OPTION)	NUMBER	PERCENTAGE (WITH OPTION)	PERCENTAGE (NO OPTION)	PERCENTAGE (WITH OPTION)
5% Stockholders									
Eos Funds [1]	5,311,523	45.4%	42.3%	—	—%	—	—%	26.4%	25.5%
Clarke Capital Entities [2]	—	—%	—%	974,952	11.6%	974,952	11.8%	4.8%	4.7%
Porchlight Entities [3]	304,459	2.6%	2.4%	1,473,767	7.5%	1,473,167	17.8%	8.8%	8.5%
True Science Founders, LLC [4]	—	—%	—%	2,259,760	26.9%	2,259,760	27.3%	11.2%	10.9%
Named Executive Officers and Directors									
McCord Christensen [5]	—	—%	—%	876,241	10.4%	809,574	9.8%	4.4%	3.9%
John Newland	64,484	*%	*%	—	—%	—	*%	*%	*%
Scott Adcock [6]	—	—%	—%	876,241	10.4%	809,574	9.8%	4.4%	3.9%
Mark First [1]	5,311,523	45.4%	42.3%	—	—%	—	—%	26.4%	25.5%
Gary Michael	—	—%	—%	—	—%	—	—%	—%	—%
James Clarke [2][7]	—	—%	—%	2,509,906	29.9%	2,509,906	30.4%	12.5%	12.1%
Ronald Kennedy [4][8]	—	—%	—%	458,786	5.5%	458,786	5.5%	2.3%	2.2%
All Executive Officers and Directors as a Group (7 persons)	5,376,007	45.9%	42.8%	4,721,174	56.2%	4,587,840	55.5%	50.2%	47.9%

* Represents beneficial ownership of less than 1%.

[1] Includes 4,470,531 shares of Class A common stock held by Eos Capital Partners IV, L.P. and 840,992 shares of Class A common stock held by Eos Partners, L.P., which are affiliates (collectively, the "Eos Funds"). As Managing Director of Eos Management, Mr. First has voting and investment control over and may be considered the beneficial owner of stock owned by the Eos Funds. Mr. First disclaims any beneficial ownership of the stock owned by the Eos Funds. The principal business address for the Eos Funds is 320 Park Avenue, 9th Floor, New York, NY 10022.

[2] Includes 46,202 shares of Class B common stock held by Labore et Honore LLC TS F Series, 254,108 shares of Class B common stock held by Labore et Honore LLC TS E Series, 139,761 shares of Class B common stock held by Labore et Honore LLC TS Preferred Series, 95,467 shares of Class B common stock held by Labore et Honore LLC TS C Series, 263,353 shares of Class B common stock held by Labore et Honore LLC and 156,060 shares of Class B common stock held by Labore et Honore LLC TS Founders Series (collectively, the "Clarke Capital Entities"). As the Manager of the Clarke Capital Entities, Mr. Clarke has voting and investment control over and may be deemed to be the beneficial owner of shares held by the Clarke Capital Entities. The principal business address for Clarke Capital is 5152 Edgewood Drive, Suite 375, Provo, UT 84604.

[3] Includes 1,427,337 shares of Class B common stock held by Highland Consumer Fund I Limited Partnership ("Fund I"), 304,459 shares of Class A common stock held by Highland Consumer Fund I-B Limited Partnership ("Consumer Fund") and 45,830 shares of Class B common stock held by Highland Consumer Entrepreneurs Fund I Limited Partnership ("Entrepreneurs Fund" and together with Fund I and Blocker Corp., the "Porchlight Entities"). Highland Consumer GP Limited Partnership is the general partner of each of the Porchlight Entities. Highland Consumer GP GP LLC ("HC GP GP") is the general partner of Highland Consumer GP Limited Partnership. The principal business address for the Porchlight Entities is 20 William Street, Suite 115, Wellesley, MA 02481.



| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | 07-Jul-2017 10:09 EST | | 317694 TX 98 | 20* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

(4) True Science Founders, LLC is primarily owned by current and former employees of the Company. Includes 297,081 shares of Class B common stock, which represents Mr. Kennedy's interest in Class B common stock owned by True Science Founders, LLC ("Founders"). As the Manager of Founders, Mr. Kennedy has voting and investment control over and may be considered the beneficial owner of all stock owned by Founders.

(5) Includes 876,241 shares of Class B common stock held by Christensen Ventures, LLC. Mr. Christensen is the manager of the Christensen Ventures, LLC and has voting and investment control over the shares of Class B common stock held by the Christensen Ventures, LLC.

(6) Shares held by Adcock Ventures, LLC. Mr Adcock is the manager of Adcock Ventures, LLC and has voting and investment control over the shares of Class B common stock held by Adcock Ventures, LLC.

(7) Includes 1,055,123 shares of Class B common stock held by The JNC 101 Trust of which Andrea Clarke, the wife of Mr. Clarke is the trustee, 239,916 shares of Class B common stock held by the James N. Clarke Irrevocable Trust, dated December 27, 2012 of which Mrs. Clarke is the trustee and 239,916 shares of Class B common stock held by the Andrea M. Clarke Irrevocable Trust, dated December 27, 2012 of which Mr. Clarke is the trustee.

(8) Includes 161,705 shares of Class B common stock held by Kennedy Family Investments, LLC, the manager of which is Mr. Kennedy.


200FSFJk$7y%N4kt˘

| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | 07-Jul-2017 09:57 EST | | 317694 TX 99 | 17* |
| DRS | START PAGE | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation and our bylaws, each of which will be in effect prior to the completion of this offering, are summaries and are qualified by reference to the amended and restated certificate of incorporation and the bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part. Under "Description of Capital Stock," "we," "us," "our" and "our Company" refers to PetIQ and not to any of its subsidiaries.

Our current authorized capital stock consists of 1,000 shares of common A stock, par value $0.001 per share, and 1,000 shares of Class B common stock, par value $0.001 per share. As of the consummation of this offering, our authorized capital stock will consist of shares of 125,000,000 Class A common stock, par value $0.001 per share, 8,401,521 shares of Class B common stock, par value $0.001 per share, and 12,500,000 shares of blank check preferred stock.

Common Stock

Upon consummation of this offering, there will be 11,701,750 shares of our Class A common stock issued and outstanding and 8,401,521 shares of our Class B common stock issued and outstanding.

Class A Common Stock

Voting Rights

Holders of our Class A common stock will be entitled to cast one vote per share. Holders of our Class A common stock will not be entitled to cumulate their votes. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares of Class A common stock and Class B common stock, voting together as a single class.

Dividend Rights

Holders of Class A common stock will share ratably (based on the number of shares of Class A common stock held) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation Rights

On our liquidation, dissolution or winding up, each holder of Class A common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders.

Other Matters

No shares of Class A common stock will be subject to redemption or have preemptive rights to purchase additional shares of Class A common stock. Holders of shares of our Class A common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. Upon consummation of this offering, all the outstanding shares of Class A common stock will be validly issued, fully paid and non-assessable. The rights powers, preferences and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Issuance of Class B Common Stock with LLC Interests

Shares of Class B common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by Continuing LLC Owners and the number of shares of Class B common stock issued to Continuing LLC Owners. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. Shares of Class B common stock will be cancelled on a one-for-one basis upon the exchange of LLC Interests pursuant to the terms of the HoldCo Agreement.



| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | **07-Jul-2017 09:57 EST** | | **317694 TX 100** | 13* |
| **DRS** | | CHW | | **23-Jun-2017 17:26 EST** | **COMP** | PS PMT | 1C |

Voting Rights

Holders of Class B common stock will be entitled to cast one vote per share, with the number of shares of Class B common stock held by each Continuing LLC Owner being equivalent to the number of LLC Interests held by such Continuing LLC Owner. Holders of our Class B common stock will not be entitled to cumulate their votes. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares of Class A common stock and Class B common stock, voting together as a single class.

Dividend Rights

Holders of our Class B common stock will not participate in any dividend declared by the board of directors.

Liquidation Rights

On our liquidation, dissolution or winding up, holders of Class B common stock will not be entitled to receive any distribution of our assets.

Transfers

Pursuant to the HoldCo Agreement, each holder of Class B common stock agrees that:

- the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of LLC Interests to the same person; and
- in the event the holder transfers any LLC Interests to any person, the holder will transfer an equal number of shares of Class B common stock to the same person.

Other Matters

No shares of Class B common stock will be subject to redemption rights or have preemptive rights to purchase additional shares of Class B common stock. Holders of shares of our Class B common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Upon consummation of this offering, all outstanding shares of Class B common stock will be validly issued, fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation provides that our board of directors has the authority, without action by the stockholders, to designate and issue up to 12,500,000 shares of preferred stock in one or more classes or series and to fix the powers, rights, preferences and privileges of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately after this offering.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Exclusive Venue

Our amended and restated certificate of incorporation, as it will be in effect upon the closing of this offering, will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other



200FSFJk$7y%fHMM>

| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | 07-Jul-2017 09:58 EST | | 317694 TX 104 | 16* |
| DRS | START PAGE | | CHW | 23-Jun-2017 17:26 EST | COMP | PS   PMT | 1C |

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon exchange of LLC Interests), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we expect our Class A common stock to be approved for listing on the NASDAQ Global Market, we cannot assure you that there will be an active public market for our Class A common stock.

Upon the closing of this offering, we will have outstanding an aggregate of 11,701,750 shares of Class A common stock, assuming the issuance of 5,666,667 shares of Class A common stock offered by us in this offering, the issuance of 5,615,981 shares of Class A common stock to Certain Sponsors in the Contribution and the issuance of 419,102 shares of Class A common stock to the Employee Owners in the Reclassification. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

Lock-Up Agreements

We, our executive officers, directors and holders of all of our Class A common stock on the date of this prospectus, who collectively own 13,933,130 shares of our Class A common stock, or securities exercisable for or exchangeable into shares of our Class A common stock, including LLC Interests, following this offering, have agreed that, without the prior written consent of Jefferies LLC, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. Jefferies LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. The lock-up restrictions and specified exceptions are described in more detail under "Underwriting."

Rule 144

Affiliate Resales of Restricted Securities

In general, under Rule 144 of the Securities Act as in effect on the date of this prospectus, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our Class A common stock for at least six months is entitled to sell in "broker's transactions" or certain "riskless principal transactions" or to market makers, a number of shares within any three-month period that does not exceed the greater of:

- 1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 117,017 shares immediately after this offering; or
- the average weekly trading volume in our Class A common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the NASDAQ Global Market concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.



| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | **07-Jul-2017 09:58 EST** | | **317694 TX 105** | 12* |
| **DRS** | | | CHW | **23-Jun-2017 17:26 EST** | **COMP** | PS   PMT | 1C |

Non-Affiliate Resales of Restricted Securities

In general, under Rule 144, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our Class A common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, pursuant to Rule 701 under the Securities Act, any of an issuer's employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144 under the Securities Act. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock issued or issuable under our 2017 Omnibus Incentive Plan. We expect to file the registration statement covering 1,914,047 shares offered pursuant to our 2017 Omnibus Incentive Plan shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of 5,615,981 shares of Class A common stock or 14,017,502 shares of Class A common stock, including 8,401,521 shares of Class A common stock issuable upon exchange of LLC Interests, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement" for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.



| PETIQ | Donnelley Financial | NC8600AC570635 12.2.12 | ADG kilgk0cm | 07-Jul-2017 07:14 EST | | 317694 FIN 8 | 13* |
| DRS | START PAGE | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

PETIQ, LLC

Condensed Consolidated Statements of Comprehensive Income (Loss)
Three months ended March 31,
(Unaudited, dollars in thousands)

	2017	2016
Net sales	$ 67,029	$52,298
Cost of sales	54,829	42,526
Gross profit	12,200	9,772
Operating expenses		
General and administrative expenses	7,405	8,063
Operating income	4,795	1,709
Interest expense, net	464	901
Foreign currency loss, net	49	121
Loss on debt extinguishment	—	993
Other expense (income), net	3	(2)
Total other expense, net	516	2,013
Net income (loss)	4,279	(304)
Net (loss) income attributable to noncontrolling interest	(2)	1
Net income (loss) attributable to member	$ 4,281	$ (305)
Comprehensive income (loss)		
Net income (loss)	$ 4,279	$ (304)
Foreign currency translation adjustment	141	(343)
Comprehensive income (loss)	4,420	(647)
Comprehensive (loss) income attributable to noncontrolling interest	(2)	1
Comprehensive income (loss) attributable to member	$ 4,422	$ (648)
Unaudited pro forma financial information (Note 12)		
Historical income (loss) before taxes		
Pro forma provision for income taxes	$ (949)	
Pro forma net income (loss)	3,330	
Pro forma net loss attributable to noncontrolling interest	(2,586)	
Pro forma net loss attributable to member	$ 744	
Pro forma net income (loss) per share		
Basic	$ 0.06	
Diluted	$ 0.06	
Pro forma weighted average shares of Class A common stock outstanding		
Basic	11,701,750	
Diluted	11,701,750	

See accompanying notes to the condensed consolidated financial statements



PETIQ	Donnelley Financial	VDI-W7-PR3-0058 12.2.12	ADG druma0cm	07-Jul-2017 04:54 EST		317694 FIN 17	12*
DRS			CHW	23-Jun-2017 17:26 EST	COMP	PS PMT	1C

Note 8—Pro forma financial information

The Company has not presented historical basic and diluted net loss per share because the historical capital structure makes the presentation of net loss per share not meaningful, as the Company does not have any shares of common stock outstanding as of March 31, 2017.

Unaudited pro forma financial information has been presented to disclose the pro forma income tax expense and Net loss attributable to PetIQ, Inc., the registrant in the accompanying Registration Statement on Form S-1 (Form S-1) to register shares of Class A common stock of PetIQ, Inc. The unaudited pro forma financial information reflects an adjustment to the provision for income taxes to reflect an effective tax rate of 22%, which was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the 58% portion of income before taxes that represents the economic interest in PetIQ Holdings, LLC that will be held by PetIQ, Inc. upon completion of the Transactions disclosed in the Form S-1, but before application of the proceeds of the offering. In addition, pro forma provision for income taxes includes the historical provision for income taxes of $0 related to PetIQ, LLC. The sum of these amounts represents total pro forma provision for income taxes of $949.

The unaudited pro forma financial information also reflects the effects of the Contributions and Reclassification on the allocation of pro forma net loss between noncontrolling interests and PetIQ, Inc.

Because PetIQ, Inc. will manage and operate the business and control the strategic decisions and day-to-day operations of the Company and will also have a substantial financial interest in the Company. PetIQ, Inc. will consolidate the financial results of PetIQ, LLC, pursuant to the variable-interest entity ("VIE") accounting model, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of Continuing LLC Owners to a portion of the Company's net income (loss).

After the Transactions, but prior to the completion of the offering, the noncontrolling interests of PetIQ, Inc. held by the continuing owners of PetIQ Holdings, LLC will have a 58% economic ownership of PetIQ Holdings, LLC, and as such, a portion of pro forma net income will be attributable to the noncontrolling interests.

The pro forma unaudited net income per share has been prepared using pro forma net income, as set forth above, which reflects the pro forma effects on provision for income taxes and the allocation of pro forma net loss between noncontrolling interests and PetIQ, Inc., resulting from the Transactions, but before application of the proceeds of the offering. In addition, pro forma weighted average shares outstanding includes Class A common stock of PetIQ, Inc. that will be outstanding after the Transactions, but before the offering.

The supplemental pro forma information has been computed, assuming an initial public offering price of $15.00 per share, the midpoint in the estimated price range set forth on the cover of the prospectus included in the Company's Form S-1 Registration Statement. The computations assume there will be no exercise by the underwriters of their option to purchase additional shares of Class A common stock.



| PETIQ | Donnelley Financial | NC8600AC570635 12.2.12 | ADG kilgk0cm | 07-Jul-2017 07:14 EST | | 317694 FIN 20 | 15* |
| DRS | START PAGE | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

PETIQ, LLC

Consolidated Statements of Comprehensive Loss
Years ended December 31,
(dollars in thousands)

	2016	2015
Net sales	$ 200,162	$205,687
Cost of sales	167,615	166,529
Gross profit	32,547	39,158
Operating expenses		
General and administrative expenses	31,845	35,588
Operating income	702	3,570
Interest expense	3,058	3,545
Foreign currency loss (gain), net	24	(75)
Loss on debt extinguishment	1,681	1,449
Other (income) expense, net	(666)	—
Total other expense, net	4,097	4,919
Net loss	(3,395)	(1,349)
Net income (loss) attributable to noncontrolling interest	3	(7)
Net loss attributable to member	$ (3,398)	$ (1,342)
Comprehensive loss		
Net loss	$ (3,395)	$ (1,349)
Foreign currency translation adjustment	(1,898)	(515)
Comprehensive loss	(5,293)	(1,864)
Comprehensive income (loss) attributable to noncontrolling interest	3	(7)
Comprehensive loss attributable to member	$ (5,296)	$ (1,857)
Unaudited pro forma financial information (note 11)		
Historical loss before taxes	$ (3,395)	
Pro forma provision for income taxes	756	
Pro forma net loss	(2,639)	
Pro forma net loss attributable to noncontrolling interest	(1,410)	
Pro forma net loss attributable to member	(1,228)	
Pro forma net loss per share		
Basic	$ (0.10)	
Diluted	$ (0.10)	
Pro forma weighted average shares of Class A common stock outstanding	11,701,750	
Basic		
Diluted	11,701,750	

See accompanying notes to the consolidated financial statements

F-20



200FSFJk$7D5odStF

| PETIQ | Donnelley Financial | IL0647AM026204 12.2.12 | ADG pellc0cw | 30-Jun-2017 15:34 EST | | 317694 FIN 33 | 11* |
| DRS | | ■ | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

Note 10—Segments

The Company has two operating segments, and thus two reportable segments, which are the procurement, packaging, and distribution of pet health and wellness products in the Domestic markets (U.S. and Canada) and in the International markets (primarily Europe). The determination of the operating segments is based on the level at which the chief operating decision maker reviews discrete financial information to assess performance and make resource allocation decisions, which is done based on these two geographic areas.

Financial information relating to the Company's operating segments for the years ended December 31:

2016	DOMESTIC	INTERNATIONAL	CONSOLIDATED
Net sales	$195,698	$4,464	$200,162
Gross profit	30,683	1,864	32,547
General and administrative expenses	30,127	1,718	31,845
Operating income	556	146	702
Interest expense			3,058
Other income (expense), net			666
Loss on debt extinguishment			1,681
Foreign currency loss, net			(24)
Identifiable assets	$ 76,270	$5,060	$ 81,330
Depreciation expense	$ 1,877	$ 38	$ 1,915
Amortization expense	$ 798	$ 269	$ 1,067
Capital expenditures	$ 1,892	$ 149	$ 2,041

2015	DOMESTIC	INTERNATIONAL	CONSOLIDATED
Net sales	$202,092	$3,595	$205,687
Gross profit	37,582	1,576	39,158
General and administrative expenses	33,926	1,662	35,588
Operating income (expense)	3,656	(86)	3,570
Interest expense			3,545
Other income (expense), net			—
Loss on debt extinguishment			1,449
Foreign currency gain, net			75
Identifiable assets	$ 86,531	$5,804	$ 92,335
Depreciation expense	$ 1,800	$ 42	$ 1,842
Amortization expense	$ 330	$ 405	$ 735
Capital expenditures	$ 1,479	$ 71	$ 1,550

Note 11—Pro forma financial information (unaudited)

The Company has not presented historical basic and diluted net loss per share because the historical capital structure makes the presentation of net loss per share not meaningful, as the Company does not have any shares of common stock outstanding as of December 31, 2016.

Unaudited pro forma financial information has been presented to disclose the pro forma income tax expense and net loss attributable to PetIQ, Inc., the registrant in the accompanying Registration Statement on Form S-1 (Form S-1) to register shares of Class A common stock of PetIQ Inc. The unaudited pro forma financial information reflects an adjustment to the provision for income taxes to reflect an effective tax rate of 16%, which was calculated


| PETIQ | Donnelley Financial | VDI-W7-PR3-0058 12.2.12 | ADG druma0cm | 07-Jul-2017 04:55 EST | | 317694 FIN 34 | 13* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the 58% portion of income before taxes that represents the economic interest in PetIQ Holdings, LLC that will be held by PetIQ Inc. upon completion of the Transactions disclosed in the Form S-1, but before application of the proceeds of the offering. In addition, pro forma provision for income taxes includes the historical provision for income taxes of $0 related to PetIQ, LLC. The sum of these amounts represents total pro forma provision for income tax benefit of $756.

The unaudited pro forma financial information also reflects the effects of the Contributions and Reclassification on the allocation of pro forma net loss between noncontrolling interests and PetIQ, Inc. After the Transactions, but prior to the completion of the offering, the noncontrolling interests of PetIQ, Inc. held by the continuing owners of PetIQ Holdings, LLC will have a 58% economic ownership of PetIQ Holdings, LLC, and as such, a portion of pro forma net loss will be attributable to the noncontrolling interests.

The pro forma unaudited net loss per share has been prepared using pro forma net loss, as set forth above, which reflects the pro forma effects on provision for income taxes and the allocation of pro forma net loss between noncontrolling interests and PetIQ, Inc., resulting from the Contributions and Reclassification, but before application of the proceeds of the offering. In addition, pro forma weighted average shares outstanding includes Class A common stock of PetIQ, Inc. that will be outstanding after the Contributions and Reclassification, but before the offering.

The supplemental pro forma information has been computed, assuming an initial public offering price of $15.00 per share, the midpoint in the estimated price range set forth on the cover of the prospectus included in the Company's Form S-1 Registration Statement. The computations assume there will be no exercise by the underwriters of their option to purchase additional shares of Class A common stock.